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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___ No   X
                  ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

     1. Announcement of Scottish Power plc, dated July 19, 2002, regarding $137 million recovery granted to PacifiCorp in Oregon.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               /s/ Scottish Power plc
                                               ----------------------------
                                                     (Registrant)

Date July  19, 2002                        By: /s/ Alan McCulloch
     ----------------------                    ----------------------------
                                               Alan McCulloch
                                               Assistant Company Secretary

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                                     [LOGO]
                                 Scottish Power

FOR IMMEDIATE RELEASE

                                 Contacts:    Andrew Jamieson
                                              ScottishPower
                                              + 44-141-636-4527
                                                 - or -
                                              Bob Hess
                                              ScottishPower
                                              + 1-503-813-7234
                                                 - or -
                                              Brian Rafferty
                                              Taylor Rafferty
                                              + 1-212-889-4350

PACIFICORP GRANTED RECOVERY OF $137 MILLION IN OREGON

GLASGOW - July 19, 2002 - ScottishPower today announced that on July 18, 2002 the Oregon Public Utility Commission (OPUC) granted its subsidiary, PacifiCorp, an order to recover approximately $137 million including on-going carrying charges for the recovery of its excess net power costs in Oregon, related to the western power crisis in 2000 and 2001.

PacifiCorp has deferred $167 million including carrying charges, so this represents a recovery rate of such deferrals of approximately 82%. With this recovery order, PacifiCorp has been awarded in excess of $300 million in recent rate cases, including recovery orders of $147 million in Utah, $25 million in Idaho and a further $15.4 million in net recoveries in Oregon.

PacifiCorp is currently recovering these costs in Oregon through a 3% surcharge on customer bills. A request will be made in early August to the OPUC to raise the recovery level to the Oregon state maximum of 6%, which would allow recovery of the costs over a three to four year period.

PacifiCorp Chief Executive Officer Judi Johansen said: "We believe the order provides a strong level of recovery of allowable costs incurred in Oregon over the period."

Still pending is a $31 million Wyoming general rate case filed in May. In conjunction with this filing, PacifiCorp has also requested recovery of $91 million of excess power costs in Wyoming.

Under UK GAAP, all of PacifiCorp's net excess power costs are charged to the profit and loss account when incurred. The regulatory recovery of net excess power costs previously charged to the profit and loss account will be recognized as income under UK GAAP when billed to customers.

                                     -more-

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                                       -2-

Notes:

The ScottishPower group (NYSE: SPI), one of the world's largest publicly traded energy companies, supplies energy to millions of business and domestic customers across the UK and in the Western United States, through its 1999 merger with PacifiCorp. The group is comprised of two regulated businesses--PacifiCorp and Infrastructure--and two competitive businesses--PacifiCorp Power Marketing Inc. and the UK Division.

ScottishPower's ADS, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.

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